SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 3, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Enclosures:  Press Release dated July 2, 2008

Staples
Media Contacts:	Paul Capelli/Owen Davis
508-253-8530/8468
Investor Contacts:	Laurel Lefebvre/Chris Powers
508-253-4080/4632
Corporate Express
Media Contact:	Anneloes Geldermans
+31 (0)20 651 10 34
Investor Contact:	Carl Hoyer
+31 (0)20 651 10 42

Staples Declares the Offer for all Outstanding Securities of Corporate Express Unconditional

FRAMINGHAM, Mass., July 2, 2008 – Staples, Inc. (Nasdaq: SPLS) and its wholly owned subsidiary Staples Acquisition B.V. and Corporate Express N.V. jointly announce that Staples Acquisition B.V. declares unconditional (doet gestand) the recommended offer made by Staples Acquisition B.V. for certain securities issued by Corporate Express N.V. (the “Offer”), as described in the Offer Memorandum of May 19, 2008 (the “Offer Memorandum”), subject to the amendments in the press announcements of June 3, 11 and 25, 2008.

Settlement of the Offer is expected to take place on July 9, 2008.

In accordance with normal practice in The Netherlands, Staples Acquisition B.V. will provide a post acceptance period to allow Corporate Express’ securityholders who have not yet tendered their securities under the Offer to do so. Further details on the post acceptance period are set out below.

Acceptance

As announced on June 27, 2008, the following securities have been tendered in the Offer during the acceptance period that ended on Friday, June 27, 2008 at 17.30 hours CET: (i) 152,495,551 ordinary shares with a nominal value of EUR 1.20 each (“Ordinary Shares”), including the ordinary shares represented by American Depositary Shares (“ADS’s”), (ii) 53,144,811 preference shares A with a nominal value of EUR 1.20 each (“Preference Shares”) and (iii) EUR 146,513,968 principal amount of two percent subordinated convertible bonds due 2010 (“Bonds”).

Together with the 24,541,668 Ordinary Shares already held by Staples Acquisition B.V., the 152,495,551 Ordinary Shares tendered in the Offer represent 95.2 percent of the total issued and outstanding ordinary shares in the capital of Corporate Express N.V.

The Preference Shares tendered in the Offer represent 99.7 percent of the total issued and outstanding preference shares A in the capital of Corporate Express N.V.

Together with the EUR 6,733,550 principal amount of Bonds already held by Staples Acquisition B.V., the Bonds tendered in the Offer represent 99.1 percent of the total issued and outstanding principal amount of the Bonds convertible into Ordinary Shares in the capital of Corporate Express N.V.

Settlement

In accordance with the terms of the Offer, payment of the offer price of EUR 9.25 in cash per Ordinary Share validly tendered (or defectively tendered, provided that such defect has been waived by Staples Acquisition B.V.) and validly delivered to the Dutch Settlement Agent is expected to take place on July 9, 2008.

In accordance with the terms of the Offer, payment of the offer price of EUR 9.25 in cash per ADS validly tendered (or defectively tendered, provided that such defect has been waived by Staples Acquisition B.V.) and validly delivered to the U.S. Settlement Agent is expected to take place on July 9, 2008.

The payment of the offer price of EUR 3.60 in cash per Preference Share validly tendered (or defectively tendered, provided that such defect has been waived by Staples Acquisition B.V.) and validly delivered to the Dutch Settlement Agent is expected to take place on July 9, 2008.

The payment of the offer price of EUR 1,346.71 in cash per Bond validly tendered (or defectively tendered, provided that such defect has been waived by Staples Acquisition B.V.) and validly delivered to the Dutch Settlement Agent is expected to take place on July 9, 2008.

Post Acceptance Period

Staples Acquisition B.V. grants Corporate Express’ securityholders who have not yet tendered their securities under the Offer the opportunity to tender their securities in a post acceptance period (na-aanmeldingstermijn). The post acceptance period commences at 9:00 hours, CET (3:00 hours EDT), on July 3, 2008 and expires at 17:30 hours CET (11:30 hours EDT), on July 16, 2008 (the “Post Acceptance Period”). Corporate Express’ securityholders can tender their securities in the same manner and subject to the same conditions as described in the Offer Memorandum of May 19, 2008, subject to the amendments in the press announcements of June 3, 11 and 25, 2008.

Securities tendered during the Post Acceptance Period will immediately be accepted. Corporate Express’ securityholders will not be able to withdraw any securities tendered during the Post Acceptance Period. Staples Acquisition B.V. shall pay for securities validly tendered (or defectively tendered provided that such defect has been waived by Staples Acquisition B.V.) during the Post Acceptance Period within five (5) business days following the end of the Post Acceptance Period.

Offer Memorandum and Further Information

Digital copies of the Offer Memorandum are available on the Staples’ U.S. website (www.staples.com). Staples’ U.S. website does not constitute a part of, and is not incorporated by reference into, the Offer Memorandum. Copies of the Offer Memorandum are also available through Georgeson, the Information Agent, ING Bank N.V., the Dutch Settlement Agent, and Mellon Investor Services LLC, the U.S. Settlement Agent. The contact details for the agents are as follows:

ING Bank N.V.	Mellon Investor Services LLC
ING Wholesale Banking Securities Services	By overnight courier or by hand:
Attn: Paying Agency Services Department	BNY Mellon Shareowner Services
Van Heenvlietlaan 220	c/o Mellon Investor Services
1083 CN Amsterdam	Attn: Corporate Action Department, 27th Floor
The Netherlands	480 Washington Boulevard
Tel: +31 20 797 9398	Jersey City, NJ 07310
Fax: +31 20 797 9607	United States of America
Email: iss.pas@mail.ing.nl	Tel: +1 800 777 3674
Fax: +1 201 680 4626
Georgeson	To confirm facsimile transmissions (for eligible institutions only):
Georgeson	Tel: +1 201 680 4860
2nd Floor
68 Upper Thames Street	By mail:
London, EC4V 3 BJ	BNY Mellon Shareowner Services
United Kingdom	c/o Mellon Investor Services
Help line (hours of operation: 9.00 to 17.00 hours CET):	Attn: Corporate Action Department
European Tel: 00 800 6614 6614	P.O. Box 3301
U.S. Tel: +1 866 201 4446	South Hackensack, NJ 07606
United States of America

During the Post Acceptance Period, Corporate Express’ securityholders who hold their securities through an admitted institution of Euronext Amsterdam N.V. and/or NYSE are requested to make their acceptance known via their custodian, bank or stockbroker.

Delisting

Staples and Corporate Express intend to terminate the listing of Ordinary Shares and Preference Shares on Euronext Amsterdam and the listing of ADS’s on the NYSE as soon as possible after settlement. This would adversely affect the liquidity of any securities not tendered in the Offer. Corporate Express intends to make a filing with the United States Securities and Exchange Commission (“SEC”) requesting termination of the registration of the Ordinary Shares and the ADS’s under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which may result in the termination of Corporate Express’ reporting obligations under the Exchange Act. Corporate Express N.V. further intends to terminate the deposit agreement relating to the ADS’s.

Corporate Express securityholders who do not wish to tender their securities in the Post Acceptance Period should carefully review Section 5.17 of the Offer Memorandum.

Restrictions

The Offer is not being made, and the securities will not be accepted for purchase from or on behalf of any securityholders, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of the Offer Memorandum. However, acceptances of the Offer by securityholders not residing in The Netherlands will be accepted by Staples Acquisition B.V. if such acceptances comply with the acceptance procedure set out in the Offer Memorandum. Persons obtaining the Offer Memorandum are required to take due notice and observe all such restrictions and obtain any necessary authorisations, approvals or consents. None of Staples Acquisition B.V., Staples, Inc., any of their respective affiliates or any director, employee or advisor of any of the foregoing accepts any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who would or otherwise intends to forward the Offer Memorandum or any related document to any jurisdiction outside The Netherlands should carefully read Section 1 (Restrictions and Important Information) in the Offer Memorandum before taking any such action. The distribution of the Offer Memorandum in jurisdictions other than The Netherlands may be restricted by law and therefore persons into whose possession the Offer Memorandum comes should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the law of any such jurisdiction.

Canada and Japan

The Offer and any solicitation in respect thereof is not being made, directly or indirectly, in or into Canada or Japan, or by use of the mails, or by any means or instrumentalities of interstate or foreign commerce, or any facilities of a national securities exchange, of Canada or Japan. This includes, but is not limited to, post, facsimile transmission, telex or any other electronic form of transmission and telephone. Accordingly, copies of the Offer Memorandum and any related press announcements, acceptance forms and other documents are not being sent and must not be mailed or otherwise distributed or sent in, into or from Canada or Japan or, in their capacities as such, to custodians, nominees or trustees holding securities for persons residing in Canada or Japan. Persons receiving the Offer Memorandum and/or such other documents must not distribute or send them in, into or from Canada or Japan, or use such mails or any such means, instrumentalities or facilities for any purpose in connection with the Offer; so doing will invalidate any purported acceptance of the Offer. None of Staples Acquisition B.V., Staples, Inc. or any of their respective affiliates will accept any tender by any such use, means, instrumentalities or facilities from within Canada or Japan.

United States

The Offer is being made for the securities of a Dutch company and, while the Offer is subject to Dutch and certain applicable U.S. disclosure requirements, U.S. securityholders should be aware that the Offer Memorandum has been prepared in accordance with Dutch format and style, which differs from U.S. format and style. In addition, the consolidated financial information of Corporate Express included or referred to herein has been prepared on the basis of International Financial Reporting Standards as adopted by the European Union (as defined in Section 3 (Definitions) in the Offer Memorandum) and, accordingly, may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles.

About Staples

Staples, Inc. invented the office superstore concept in 1986 and today is the world’s largest office products company.  With 76,000 talented associates, the company is committed to making it easy to buy a wide range of office products, including supplies, technology, furniture, and business services.  With 2007 sales of USD 19.4 billion, Staples serves consumers and businesses ranging from home-based businesses to Fortune 500 companies in 22 countries throughout North and South America, Europe and Asia.  Headquartered outside of Boston, Staples operates more than 2,000 office superstores and also serves its customers through mail order catalog, e-commerce and contract businesses.  More information is available at www.staples.com.

About Corporate Express

Corporate Express is one of the world’s leading suppliers of office products to businesses and institutions. The Company has a widespread global proprietary distribution network spanning North America, Europe and Australia, with approximately 18,000 employees working from more than 350 locations in 21 countries.

This is a joint public announcement pursuant to the provisions of section 16 and section 17 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft).  This announcement shall not constitute a public offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale in securities.  Except as expressly stated in this press release, the Offer is made through and is subject to the terms and conditions as set out in the Offer Memorandum, subject to the amendments in the press announcements of June 3, 11 and 25, 2008.  Not for release, publication or distribution, in whole or in part, in or into Canada or Japan.

Certain information contained in this news release may constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to the statements as to Staples’ intentions with respect to the Offer to acquire Corporate Express.  Actual future events may differ materially from those indicated by such forward-looking statements as a result of risks and uncertainties, including but not limited to those factors discussed or referenced in our most recent annual report on Form 10-K filed with the SEC, under the heading “Risk Factors” and elsewhere, and any subsequent periodic reports filed by us with the SEC.  In addition, any forward-looking statements represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date.  While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ P. Ventress
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date: July 3, 2008